SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 869-0900

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ____________________________

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Item 1.  Subject Company Information.

            The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Historic Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partner of the Partnership (the "General Partner") is Wilder Richman Historic Corporation.

            The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of February 29, 2004, there were 800 Units issued and outstanding, held by approximately 660 Units Holders.

Item 2.  Identity and Background of Filing Person.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the tender offer (the "Dixon Offer") by Dixon Mills Investor, LLC ("Dixon") to purchase 150 Units (18.75% of the outstanding Units) at a purchase price of $13,000 per Unit (the "Dixon Offer Price"), less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)), upon the terms and subject to the conditions set forth in an Offer to Purchase dated December 1, 2004 (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal (collectively with the Offer to Purchase, the "Offer Documents"). The Dixon Offer will expire, unless further extended, on Friday, January 7, 2005, at 5:00 P.M., New York City time.

            The Offer Documents indicate that the principal business address of Dixon is 350 Veterans Boulevard, Rutherford, NJ 07070.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

            The Partnership is a limited partnership and has no executive officers or directors. The Partnership is the indirect owner, through its interest in three operating limited partnerships, of a 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). The General Partner and certain of its affiliates receive certain compensation and fees in connection with the management and operations of the Property and the Partnership. WRMC, Inc., an affiliate of the General Partner, is a co-management agent of the Property. In connection with these services, WRMC, Inc. earned management fees of approximately $110,018 in 2003 and Richman Asset Management, Inc., an affiliate of the General Partner, earned compensation in the amount of approximately $96,335 in 2003 for its performance in connection with investor services for the Partnership and its operating limited partnerships.

            Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partner (including the officers and directors of the General Partner) or any other affiliates of the Partnership on the


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

other, except to the extent noted in Item 4 below and in Item 13 of the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith, the "10-K") with respect to the fiscal year ended February 29, 2004, which is incorporated by reference as Exhibit 99.2 to this
Schedule 14D-9.

            Dixon is an affiliate of Dixon Venture Corp., the operating general partner of the operating limited partnerships through which the Partnership indirectly owns the Property. Morris Property Management Ltd., an affiliate of Dixon ("Morris"), is the co-management agent of the Property. The members of Dixon, the shareholders of the operating general partner and the members of Morris are the same. Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and Dixon, its executive officers, directors or affiliates on the other. Dixon currently owns 116 units, representing approximately 14.5% of the outstanding Units.

Item 4.  The Solicitation or Recommendation.

            This Statement relates to the recommendation by the Partnership with respect to the Dixon Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            For the reasons set forth below and in the letter to Unit Holders, the Partnership and the General Partner are making no recommendation as to whether the Unit Holders should tender their Units in response to the Dixon Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

            Price

            The Dixon Offer Price, even after deducting the cash distribution made this month (as described below), exceeds the amount estimated to be available for distribution to Unit Holders if a sale of the property had occurred at recent offering prices, as discussed below.

            During 2002, a national brokerage and marketing firm was hired to privately solicit offers from major apartment owners to purchase the Property in order to determine the current market value of the Property. Two of those solicitations resulted in initial non-binding offers to purchase the Property. The General Partner estimated that a sale at the highest price offered would have resulted in net proceeds to Unit Holders of approximately $13,000 per Unit. Under the terms of the Partnership Agreement of the Partnership, a sale of the Property would require the consent of a majority in interest of the Unit Holders. On July 1, 2003, the Partnership presented proxy materials by which Unit Holders were asked to vote whether they wanted to pursue a sale of the Property. A sale was not approved as Unit Holders holding only 48% of the outstanding Units voted in favor of a proposed sale.


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

            The General Partner subsequently remarketed the Property and two offers were received with bids identical to the previous offers. According to the real estate agent, although the net operating income was reduced since the prior solicitation, the offering prices remained at the same level because of a substantial decline in the capitalization rate in the last two years, thereby offsetting the effect of the decline in net operating income. Despite this, it was estimated that the amount that would be available for distribution to the Unit Holders from a sale at the offering prices, with updated balance sheet information, would be approximately $9,600 to $10,800 per Unit. This decrease in the amount of distribution to Unit Holders is primarily a consequence of an increase in payables, as reflected in the updated balance sheet information that is included in the Partnership's Quarterly Report on Form 10-Q and incorporated by reference as Exhibit 99.3 to this Schedule 14D-9.

            Since the offers received were no higher than the offers produced by the previous marketing efforts, and since tender offers which offered prices up to $13,500 per Unit were available to Unit Holders who wished to liquidate their holdings, the General Partner did not pursue another vote of the Unit Holders whether to sell the Property based on the new offers. The General Partner intends to continue to observe market conditions, and may consider possible opportunities to market the Property again in the future.

            Partnership Distributions

            If a Unit Holder does tender all of its Units, the Unit Holder will not receive any future cash distributions. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The Partnership made a cash distribution in the amount of $750.00 per Unit to Unit Holders as of December 1, 2004. The operating general partner of the operating limited partnership through which the Partnership owns the Property plans to build up reserves to a level sufficient to reasonably offset the potential adverse impact of future increases in the low floater interest rates in addition to other contingencies, such as capital improvements and potential significant increases in real estate taxes. The operating general partner has indicated that it intends to take into account, among other factors, a similar analysis when considering making future distributions. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flows.

            A Unit Holder will not receive any distributions from the Partnership for Units accepted for purchase in the Dixon Offer. If the Partnership makes a distribution after Dixon becomes the owner of the Units, Dixon will receive the distribution. If the Partnership makes a distribution prior to the time that Dixon becomes the owner of the tendered Units, the per Unit amount of cash paid in the Dixon Offer will be reduced by the per Unit amount of the distribution.

            Proration

            The Offer is for only 150 units (18.75% of the outstanding Units). Unit Holders should be aware that in the event the Offer is over-subscribed not all Units tendered may be accepted for payment. Unit Holders who do not tender all of their Units, or who tender all of

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

their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units that they continue to hold.

            Tax Consequences

            All Unit Holders are advised to consult with their own tax advisers concerning the tax consequences of a sale of their Units. There will be tax consequences to individual Unit Holders as a result of a sale of their Units, and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. In addition, Unit Holders should be aware that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a Unit Holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). If a Unit Holder sells only a portion of its Units, the tendering Unit Holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale.

            Alternative Transactions.

            The Partnership recommends that Unit Holders be alert to alternative transactions that may be available, including a recent tender offer by MPF Flagship 9, LLC, Peachtree Partners and MacKenzie Patterson Fuller, Inc. ("MacKenzie Offer") to purchase up to 16 Units (representing approximately 2% of the outstanding Units) at $13,750 per Unit. The Mackenzie Offer will expire at 12:00 midnight, on January 10, 2005, and Units will be purchased on a first-come, first-buy basis. There can be no assurance that any additional offers to purchase Units will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer.

            Reasons for Not Making a Recommendation

            The General Partner believes that Unit Holders should make their own decisions whether to tender based upon their personal investment strategy, the individual tax consequences of tendering in the Offer or continuing to hold the Units, and other relevant personal considerations. Unit Holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decisions as to these matters. If a Unit Holder tenders its Units at $13,000 per Unit in cash now, and all of the Unit Holder's Units are purchased, the Unit Holder, will forego the potential for a higher purchase price or annual cash distributions from operations, but will avoid the risk that the Partnership may not sell its assets for distribution in the near future or that future annual distributions from operations are not made or that the Partnership may sell its assets at a price that would result in a distribution to Unit Holders that is less than the price in the Dixon Offer.

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of each offer before deciding whether to tender Units. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of any price being offered for the Units.


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

            No Intent to Tender or Consent

            To the knowledge of the Partnership, the General Partner and the current executive officers, directors and affiliates of the General Partner and the Partnership do not intend to tender pursuant to the Dixon Offer any Units beneficially owned by them.

Item 5.  Persons/Assets Retained, Employed, Compensated, or Used.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Dixon Offer.

Item 6.  Interest in Securities of the Subject Company.

            No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner or the Partnership.

Item 7.  Purposes of the Transaction and Plans or Proposals.

            The Partnership is not currently involved in any negotiation with Dixon with respect to the Dixon Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. Other than the disclosure in
Item 4, the Partnership is not engaged in any negotiation, in response to the Dixon Offer or otherwise, which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iii) any material change in the present capitalization or distribution policy of the Partnership.

            There are no transactions, agreements in principle or signed contracts entered into by or with Dixon in response to the Dixon Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8.  Additional Information.

            Tender offers for Units with offer prices of $12,500 and $13,500, were completed in August and March 2004, respectively.

Item 9.  Exhibits.

            99.1 Form of letter to Unit Holders of the Partnership dated December 16, 2004.

            99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 29, 2004 (filed with the SEC (File No. 000-17793) on June 17, 2004, and incorporated herein by reference).

            99.3 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended August 31, 2004 (filed with the SEC (File No. 000-17793) on October 20, 2004 and incorporated herein by reference).


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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2004

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard P. Richman
                                       --------------------------------------
                                          Richard P. Richman
                                          President




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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

99.1              Letter to Unit Holders from the  Partnership  dated December
                  16, 2004.

99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 29, 2004 (filed with the SEC (File No. 000-17793) on June 17, 2004 and incorporated herein by reference).

99.3 The Partnership's Quarterly Report on Form 10-Q, for the quarterly period ended August 31, 2004 (filed with the SEC (File No. 000-17793) on October 20, 2004 and incorporated herein by reference).







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